

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Anthony S. Loumidis, Chief Financial Officer
EuroSite Power Inc.
45 First Avenue
Waltham, MA 02451

  Re: **EuroSite Power Inc.**
     Amendment No. 1 to Form 10
     Filed September 23, 2011
     File No. 000-54484

Dear Mr. Loumidis:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

1. We note your response to comment two in our letter dated September 12, 2011. We also note that you have provided an organization chart. Please revise your disclosures to describe the operations of EuroSite Power Limited. In this regard, explain where it is incorporated, when it was organized and its purpose. We further note the service agreement filed as Exhibit 10.7 between EuroSite Power Limited and Paul J. Hamblyn.

2. We note your response to comment seven in our letter dated September 12, 2011. Please clarify whether you have a specific business plan for the next 12 months. If so, please describe as requested by our previous comment.

3. We note your response to comment 13 in our letter dated September 12, 2011. Since it appears that you do not have adequate support for your projections, please remove this section of the filing. Alternatively, provide a detailed analysis regarding how your disclosure complies with Item 10(b) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 34

4. We note your response to comment 20 in our letter dated September 12, 2011. It appears that your Chairman, John N. Hatsopoulos, is a promoter as defined in Rule 12b-2 of the Exchange Act. Because he is also the Chief Executive Officer of American DG Energy and Tecogen, and EuroSite Power purchased an energy system from these entities, please provide the disclosure required by Item 404(c)(1)(ii) of Regulation S-K for these assets.

5. We note your disclosure that the Facilities and Support Services Agreement with Tecogen and a Sales Representative Agreement with Ilios "will carry forward from American DG Energy to the Company until the expiration of the agreements." Please disclose the material terms of these agreements and file them as exhibits.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3720 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342, or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director